09042112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18284

SEC Mail Processing Section
AUG 27 2009
Washington, DC
122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2008 AND ENDING 06/30/2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIAMANT INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170 MASON STREET
(No. and Street)

GREENWICH (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HERBERT DIAMANT
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REYNOLDS & ROWELLA, LLP
(Name – *if individual, state last, first, middle name*)

90 Grove St. (Address) RIDGEFIELD (City) CT (State) 06877 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/17

OATH OR AFFIRMATION

I, HERBERT DIAMANT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIAMANT INVESTMENT CORPORATION, as of JUNE 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

My Commission Exps. March 31, 2013

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

Principal,
Richard J. Proctor, CPA, CVA, CGFM

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Diamant Investment Corporation
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Diamant Investment Corporation (a Connecticut Corporation) as of June 30, 2009, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diamant Investment Corporation as of June 30, 2009, and the results of its operations and its cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 on pages xii, xiii and xiv are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds & Rowella LLP

Reynolds & Rowella, LLP

Ridgefield, Connecticut
August 12, 2009

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 **e-mail info@reynoldsrowella.com** **website: www.reynoldsrowella.com**

EXHIBIT A

DIAMANT INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2009

ASSETS

CASH	
Cash in banks - unrestricted	$ 342,440
Cash in banks - restricted	15,374
TOTAL CASH	357,814
OTHER ASSETS	
Clearing organization deposits	73,000
Securities owned, at market value	538,325
Securities owned, not readily marketable, at cost	3,147
Interest receivable	4,982
Automobiles, furniture, fixtures and equipment - net of accumulated depreciation of $66,363	66,225
Secured demand notes	400,000
Other assets	533
TOTAL OTHER ASSETS	1,086,212
TOTAL ASSETS	$ 1,444,026

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Customer payables - securities account	$ 36,956
Non-customer payables	138,322
Income taxes payable	427
Payroll taxes payable	11,284
Accrued expenses	14,398
TOTAL CURRENT LIABILITIES	201,387
OTHER LIABILITIES	
Subordinated borrowings	400,000
STOCKHOLDERS' EQUITY	
Common stock - no par value, 100 shares authorized, issued and outstanding	85,000
Additional paid-in capital	76,326
Retained earnings	681,313
TOTAL STOCKHOLDERS' EQUITY	842,639
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,444,026

See notes to financial statements

EXHIBIT B

DIAMANT INVESTMENT CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2009

REVENUES	
Commissions	$ 65,000
Trading	88,846
Interest and dividends	15,831
Account supervision and administrative fees	578,579
TOTAL REVENUES	748,256
GENERAL AND ADMINISTRATIVE EXPENSES	
Officers' salaries	236,015
Office salaries	142,493
Payroll and other taxes	23,751
Clearance charges	30,008
Communications	20,504
Data processing	69,084
Insurance	42,976
Rent	65,321
Automobile	14,383
Advertising	460
Floor brokers	591
Travel and entertainment	4,429
Dues and subscriptions	18,596
Professional fees	13,047
Interest	20,230
Office	20,429
Depreciation	14,620
Subscriptions	29,157
Commissions	7,287
Employee benefits	10,500
Miscellaneous expenses	2,903
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	786,784
LOSS BEFORE OTHER LOSS AND BENEFIT INCOME TAXES	(38,528)
OTHER LOSS	
Loss on disposal of asset	(13,958)
LOSS BEFORE PROVISION FOR INCOME TAXES	(52,486)
BENEFIT FOR INCOME TAXES	(6,997)
NET LOSS	$ (45,489)

See notes to financial statements

EXHIBIT C

DIAMANT INVESTMENT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2009

Common Stock - June 30, 2009		$ 85,000
Additional paid-in capital - June 30, 2009		76,326
BEGINNING RETAINED EARNINGS	$ 726,802	
Net loss	(45,489)	
ENDING RETAINED EARNINGS		681,313
STOCKHOLDERS' EQUITY - JUNE 30, 2009		$ 842,639

See notes to financial statements

EXHIBIT D

DIAMANT INVESTMENT CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2009

NO CHANGE

See notes to financial statements

EXHIBIT E

DIAMANT INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2009

CASH FLOWS USED IN OPERATING ACTIVITIES:	
Net loss	$ (45,489)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	14,620
Loss on disposal of assets	13,958
Changes in assets and liabilities	
(Increase) decrease:	
Marketable securities owned, at market	(165,790)
Non-marketable securities owned	(142)
Dividends and interest receivable	(2,800)
Miscellaneous receivable	(50)
Increase (decrease) in liabilities:	
Customer payables - securities account	10,484
Non customer payables	(75,764)
Accrued expenses	9,565
Payroll taxes payable	(2,152)
Income taxes payable	(8,835)
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(252,395)
CASH FLOWS USED IN INVESTING ACTIVITIES	
Proceeds from sale of asset	8,635
Purchases of property and equipment	(36,547)
NET CASH USED IN INVESTING ACTIVITIES	(27,912)
NET DECREASE IN CASH	(280,307)
CASH AT BEGINNING OF PERIOD	638,121
CASH AT END OF PERIOD	$ 357,814
SUPPLEMENTAL DISCLOSURES:	
Interest paid	$ 20,230
Income taxes	$ 2,601

See notes to financial statements

EXHIBIT F

DIAMANT INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2009

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Diamant Investment Corporation, (the "Company") was incorporated on November 18, 1974 in the State of Connecticut. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Security Transactions

The Company self clears and handles its transactions through the facilities of the National Securities Clearing Corporation and Depository Trust Company. Certain transactions are cleared by the Company through Lakeside Bank.

Securities owned are carried at market value as determined by the last reported sales price on the last business day of the fiscal year.

Physical possession of certain customer securities are held by the Company. A substantial portion of the customer securities are held in trust by Depository Trust Company and Lakeside Bank.

Restricted Cash

Restricted cash has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the SEC.

Payable to Customers

Payable to customers include amounts due on cash transactions.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Automobiles, Furniture, Fixtures and Equipment

Automobiles, furniture, fixtures and equipment are stated at cost and include expenditures for major items. Maintenance, repairs and minor replacements are expensed. Depreciation is calculated under accelerated methods based on expected useful lives of 3 to 5 years.

Income Taxes

The Company is subject to Federal and Connecticut corporation income taxes. Income taxes currently payable are based on taxable income for the year.

Securities Transactions/Revenue Recognition

The Company records securities transactions and related revenues and expenses on a trade date basis.

Commissions and account supervision fees are recorded as revenue at the time the service is completed

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157, *Fair Value Measurements,* (SFAS 157) issued by the Financial Accounting Standards Board (FASB). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under SFAS 157 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level I include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

DIAMANT INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2009

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Transactions/Revenue Recognition (continued)

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Events Occurring After Reporting Date

The Company has evaluated events and transactions that occurred between June 30, 2009 and August 18, 2009, which is the date the financial statements were available to be issued for possible disclosure and recognition in the financial statements.

DIAMANT INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2009

NOTE 2 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Marketable securities owned, consist of trading and investment securities at market values as follows which are all Level 1:

Corporate Stocks	$174,576
Corporate Bonds	89,035
Municipal Bonds	274,714
	$538,325

Included in other assets is $3,147 in non-marketable securities.

NOTE 3 – AUTOMOBILES, FURNITURE, FIXTURES AND EQUIPMENT

Automobiles, furniture, fixtures and equipment consist of the following at June 30, 2009:

Automobiles	$94,367
Furniture, fixtures and equipment	38,221
	132,588
Accumulated depreciation	(66,363)
Net automobiles, furniture, fixtures and equipment	$66,225

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is committed under a month to month operating lease for office space at $5,443 per month.

Rent expense charged to operations for the year ended June 30, 2009 was $65,321.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At June 30, 2009, the Company had net capital of $1,121,128, which exceeded the minimum requirement of $250,000 by $871,128.

DIAMANT INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2009

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with an affiliated company, Diamant Asset Management Inc., to provide management and administrative services. The affiliated company is registered with the SEC. The Company charges the affiliated company for data processing, occupancy and administrative expenses. These amounts are included in the statement of income in the amount of $ 578,579 as of June 30, 2009. In addition, $105,817 was due to the affiliate as of June 30, 2009 and is included in non-customer payables.

The Company paid interest of $20,000 to the Company's stockholders as explained in Note 8.

NOTE 7 – PROFIT SHARING RETIREMENT PLAN

The Company has a qualified profit sharing plan whereby contributions are made at the discretion of the Board of Directors. The Company's Board of Directors can elect to have the Company contribute up to 15% of the total compensation of all eligible participants to the profit sharing plan. No amounts were contributed to the plan for the year ended June 30, 2009.

NOTE 8 – SUBORDINATED BORROWINGS

The Company has entered into secured demand note collateral agreements, in the amount of $400,000, with its two stockholders. These agreements bear interest at the rate of 5% per annum and mature on March 31, 2011. Interest expense for the year ended June 30, 2009 was $20,000.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 9 – INCOME TAXES

The benefit for income taxes consists of the following:

Federal	$(9,598)
State	2,601
	$(6,997)

SUPPLEMENTARY INFORMATION

SCHEDULE 1

DIAMANT INVESTMENT CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2009

TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$ 842,639
Subordinated borrowings allowable in computation of net capital	400,000
Total Capital & Allowable Subordinations	1,242,639
Deductions and/or charges for non-allowable assets:	
Automobiles, furniture, and fixtures - net of accumulated depreciation	66,225
Not readily marketable securities, at cost	3,147
Other assets	533
Petty cash	71
	69,976
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	1,172,663
Haircuts on securities:	
Equities	26,186
Municipal bonds	16,483
Corporate bonds	4,524
Money markets	4,342
	51,535
Net capital	1,121,128
Minimum net capital required	250,000
EXCESS NET CAPITAL	$ 871,128
AGGREGATE INDEBTEDNESS	
Customer payables, net of restricted cash	$ 21,582
Payroll taxes payable	11,284
Other payables	26,436
Income taxes payable	427
Accrued expenses	14,398
Total aggregate indebtedness	$ 74,127

CAPITAL RATIO		
Aggregate indebtedness	$ 74,127	
Net Capital	$ 1,121,128	6.60%

Reconciliation of Net Capital and Aggregate Indebtedness

	Aggregate Indebtedness	Net Capital
Balance per firm's computation	$ 68,867	$ 1,125,688
Income taxes payable per financials	427	273
Other accruals	4,833	(4,833)
Balance per financial statements	$ 74,127	$ 1,121,128

Note: The Company had an estimated tax on income of $698 which was $273 higher than accrual made by the audit f

See notes to financial statements

Reynolds & Rowella LLP

SCHEDULE 2

DIAMANT INVESTMENT CORPORATION
RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF JUNE 30, 2009

Credit factors		
Free credit balances and other credit balances in customers' security accounts	$	36,956
Customer securities failed to receive		-
Total credit factors		36,956
Debit factors		
Debit balances in customers' cash accounts		-
Customer securities failed to deliver not older than 30 days		-
Less: Three percent charge		-
Total debit factors		-
Net credit balance	$	36,956
Amount of excess credits at 105%	$	38,804
Compliance		
Amount held on deposit in segregated bank accounts for the exclusive benefit of customers at report date	$	15,374
Amount deposited to segregated bank accounts for the exclusive benefit of customers on July 2, 2009 (first business day)		30,000
Total amount held on deposit in segregated bank accounts	$	45,374

See notes to financial statements

DIAMANT INVESTMENT CORPORATION
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF JUNE 30, 2009

1. Customer fully paid securities and excess margin securities not in the respondent's control as of the report date for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

NONE

2. Customer fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

NONE

See notes to financial statements.

DIAMANT INVESTMENT CORPORATION

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL FOR THE YEAR ENDED JUNE 30, 2009

Reynolds & Rowella LLP

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

Principal,
Richard J. Proctor, CPA, CVA, CGFM

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Stockholders
Diamant Investment Corporation
Greenwich, Connecticut

In planning and performing our audit of the financial statements and supplemental schedules of Diamant Investment Corporation (the "Company"), for the year ended June 30, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 **e-mail info@reynoldsrowella.com** **website: www.reynoldsrowella.com**

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be significant deficiencies or material weaknesses. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles, such that there is a more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential, will not be prevented, or detected. A material weakness is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented, or detected. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be significant deficiencies or material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009, to meet the SEC's objectives.

This report recognizes that it is not practicable in a Company the size of Diamant Investment Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Reynolds & Rowella LLP

Reynolds & Rowella, LLP

Ridgefield, Connecticut
August 12, 2009